September 18, 2015

VIA EDGAR

James O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CM Finance Inc
Definitive Proxy Statement

Dear Mr. O’Connor:

On behalf of CM Finance Inc (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on September 9, 2015 regarding the Company’s preliminary proxy statement filed on August 28, 2015. The Staff’s comments are set forth below and are followed by the Company’s responses. References to the “proxy statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter.

1.	Comment: Please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending. See Item 401(f)(7) and (8) of Reg S-K, which is applied through item 22(b)(12) of Schedule 14A.

Response

The Company confirms that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending.

2.	Comment: On page 10 of the Company’s proxy statement, in the section entitled, “Board of Directors and Its Leadership Structure,” please explain the delay in nominating an individual to fill the current board vacancy.

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Mr. James O’Connor

Division of Investment Management

September 18, 2015

3.	Comment: On page 10 of the Company’s proxy statement, please describe the specific role played by each committee in the risk oversight function.

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Comment: On page 13 of the Company’s proxy statement, please disclose specifically the extent to which the committee will utilize an independent valuation firm. Will every “level 2” and “level 3” be valued by the valuation firm? How often will every asset that is valued by the independent firm be valued? Does the committee review the valuation methodology of the valuation firm? Does the committee back test the accuracy of the valuation firm’s valuations?

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Comment: Please confirm that the Company’s proxy statement includes the information required by Items 404(a) and (b) with respect to any related party transactions.

Response

The Company confirms that it has included the required information with respect to any related party transactions.

6.	Comment: On page 18 of the Company’s proxy statement, please state whether there is a limit on the discount at which the Company may sell its shares.

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	Comment: On page 21 of the Company’s proxy statement, please revise the disclosure to clarify whether there could be multiple offerings of 25% of outstanding shares. Although the 25% limit is not statutory or rules-based, the current phrasing of this statement makes it appear as though there could be multiple offerings of 25% of the Company’s outstanding shares.

Response

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

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[Remainder of Page Intentionally Blank]

Mr. James O’Connor

Division of Investment Management

September 18, 2015

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Michael C. Mauer, CM Finance Inc
Steven B. Boehm